Exhibit 99.1

Indonesia Energy Commences New 3D Seismic Operations at its Kruh Block and Expects to Drill New Production Wells By End of Year

Environmental permits granted at Citarum Block, where natural gas reserves could potentially exceed a billion barrels of oil equivalent

JAKARTA, INDONESIA AND DANVILLE, CA, Monday, June 24, 2024 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company based in Indonesia, today provided an operational update and announced that new 3D seismic exploratory operations at its 63,000 acre Kruh Block have commenced. Importantly, IEC anticipates that the results of this seismic work will allow IEC to drill new production wells at Kruh Block the by the end of 2024.

Additionally, IEC announced that key environmental permits have been granted at IEC’s 650,000 acre Citarum Block where reserves could potentially exceed a billion barrels of oil equivalent. IEC’s receipt of these permits represents an important milestone for IEC as the permits will allow for meaningful exploratory work by IEC at Citarum for the first time.

As the operator of the Kruh block, IEC’s 3-D seismic program will cover the Kruh, North Kruh and West Kruh Fields. This 29 square km high-quality seismic program is strategically focused on existing proved reservoirs of the Talangakar and Lemat formations, as well as the very large and promising shallow oil/gas zones in the K-28 well discovered by IEC’s work in 2022.

The new, high quality three-dimensional seismic data will enable the identification of additional locations of proved undeveloped reserves and resources. This in turn will pave the way to prioritize the sequence of upcoming drilling locations as IEC recommences drilling operations at Kruh Block. Preparations for the new drilling operation are underway, with plans to drill the first well in the fourth quarter of 2024 after the evaluation of the new three-dimensional seismic data is completed.

IEC announced in September 2023 that its joint operation contract with Pertamina, the Indonesian state-owned oil and gas company, covering the Kruh Block was extended by 5 years from May 2030 to September 2035. Kruh Block covers approximately 63,000 acres and is located onshore on the Island of South Sumatra in Indonesia.

The amended joint operation contract has the following key terms:

●	The amended contract increases IEC’s after-tax profit split from the current 15% to 35%, for an increase of more than 100%.

●	In addition, given the 5-year extended term of the contract, the amended contract is expected to increase IEC’s proved reserves at Kruh Block by over 40%.

●	Furthermore, given the increased profit split, IEC’s anticipated net cash flow calculations based on its Kruh Block development plan are expected to increase by over 200% versus IEC’s anticipations under the prior contract.

At Citarum Block, IEC’s receipt of government environmental permits to commence seismic operations which are planned for late this year or early next year, with plans to also commence drilling next year. As required by government regulations, IEC relinquished approximately 35% of its original Citarum acreage but has retained approximately 97% of the original prospective resources and now has approximately 650,000 acres on which drilling could take place. As previously reported, IEC’s estimates are that the Citarum Block has prospective oil-equivalent resources of over one (1) billion barrels of oil.

Mr. Frank Ingriselli, IEC’s President, commented “We are very excited about the commencement of new seismic operations on our Kruh Block enhanced by the significant improvements in our economics from the 2023 contract extension with the Indonesian government. All of this bodes well for our company as we look to recommence drilling at Kruh Block in late 2024. We continue to believe that Kruh Block is a world class asset and, in order to maximize future production capability, the seismic operations planned across the entire Kruh Block should positively leverage what we have learned from our previous discoveries, including our 2022 gas discovery, and determine the best locations to re-start our continuous drilling campaign.”

“Additionally, we have now also moved forward with activities at our potential billion-barrel equivalent natural gas 650,000-acre Citarum Block, where the previous operator drilled several gas discoveries. In short, we’ve never been more excited about IEC’s potential, and we look forward to continuing our efforts as we seek to drive positive shareholder value,” concluded Mr. Ingriselli

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (650,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release and related statements of of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, when used in the preceding discussion, the words “could,” “estimates,” “believes,” “hopes,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” or “may,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results (including, without limitation, the anticipated benefits of the amended Kruh Block contract as well as the results of IEC’s exploration, drilling and production activities and the impact of such contract and activities on IEC’s results of operations) to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed on April 26, 2024 and other SEC filings, with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov . IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com